UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

ParkerVision, Inc.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
701354102
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	701354102

1	Names of Reporting Persons
Gem Partners, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
8,327,764
	6	Shared Voting Power
0
	7	Sole Dispositive Power
8,327,764
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
8,327,764
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒ See Item 4 below.
11	Percent of class represented by amount in row (9)
9.98%
12	Type of Reporting Person (See Instructions)
PN

CUSIP No.	701354102

1	Names of Reporting Persons
Flat Rock Partners LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.00%
12	Type of Reporting Person (See Instructions)
PN

CUSIP No.	701354102

1	Names of Reporting Persons
Gem Investment Advisors, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
8,327,764
	6	Shared Voting Power
0
	7	Sole Dispositive Power
8,327,764
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
8,327,764
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒ See Item 4 below.
11	Percent of class represented by amount in row (9)
9.98%
12	Type of Reporting Person (See Instructions)
OO

CUSIP No.	701354102

1	Names of Reporting Persons
Daniel M. Lewis
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
8,334,364
	6	Shared Voting Power
0
	7	Sole Dispositive Power
8,334,364
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
8,334,364
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒ See Item 4 below.
11	Percent of class represented by amount in row (9)
9.99%
12	Type of Reporting Person (See Instructions)
IN, HC

This Amendment is filed with respect to the shares of common stock, $.01 par value (the “Shares”) of ParkerVision, Inc. (“Issuer”) beneficially owned by the Reporting Persons defined below as of August 11, 2022 and amends and supplements the Schedule 13G filed on July 16, 2013, as previously amended (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on this Schedule 13G (collectively, the “Reporting Persons”) are Gem Partners, LP (“Gem Partners”), Flat Rock Partners LP (“Flat Rock”), Gem Investment Advisors, LLC (“Advisors”) and Daniel M. Lewis. Advisors is the general partner of Gem Partners and Flat Rock. Mr. Lewis is the managing member of Advisors. Gem Partners, Flat Rock, Advisors and Mr. Lewis expressly disclaim constituting a group for purposes of Section 13(d) of the Act with respect to the shares of Common Stock owned by Mr. Lewis personally.

Item 4.   Ownership

Item 4 is amended to add the following:

As of February 10, 2023, the Reporting Persons beneficially own 8,334,364 Shares, which includes, subject to the limitations described herein, Shares issuable upon conversion of a Convertible Promissory Note in the principal amount of $500,000, dated July 18, 2019 (the “2019 Note”), a Convertible Promissory Note in the principal amount of $400,000, dated January 8, 2020 (the “2020 Note”), and a Convertible Promissory Note in the principal amount of $500,000, dated January 11, 2023 (the “2023 Note,” and together with the 2020 Note and the 2019 Note, the “Notes”).

Each of the Notes provides a limitation on the conversion of such Note that the number of Shares that may be acquired by the holder of such Note upon conversion of such Note shall be limited to the extent necessary to ensure that following such conversion, the total number of Shares then beneficially owned by the holder of such Note does not (i) exceed, subject to the Issuer’s analysis of its “ownership change” as defined by Section 382 of the Internal Revenue Code and with the Issuer’s consent and approval, 9.99% of the total number of issued and outstanding Shares (the “9.99% Blocker”); or (ii) at the request of the holder of the such Note exceed, subject to the Issuer’s analysis of its “ownership change” as defined by Section 382 of the Internal Revenue Code and with the Issuer’s consent and approval, 14.99% of the total number of issued and outstanding Shares (the “14.99% Blocker”), such increase to be effective sixty-one (61) days after the Issuer grants such request.

Based on the foregoing limitations in each of the Notes, the Shares beneficially owned by the Reporting Persons represent 9.99% of the outstanding shares of Common Stock, based on 79,097,545 Shares reported as being outstanding as of November 10, 2022 in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2022. The number of Shares beneficially owned by the Reporting Persons excludes, to the extent that the conversion of the Notes would be prohibited by the 9.99% Blocker, 8,122,406 shares of Common Stock.

(a)	Amount Beneficially Owned:

(i)       Gem Partners individually beneficially owns 8,327,764 Shares consisting of (1) 3,998,246 Shares and (2) an additional 4,329,518 Shares underlying the Notes held by Gem Partners, but excluding 8,122,406 Shares underlying the Notes held by Gem Partners that are not convertible within 60 days due to the 9.99% Blocker.

(ii)       Flat Rock individually beneficially owns 0 Shares.

(iii)       Advisors, as the general partner of Gem Partners and Flat Rock, beneficially owns 8,327,764 Shares consisting of the 8,327,764 Shares beneficially owned by Gem Partners.

(iv)       Mr. Lewis, as the controlling person of Advisors, beneficially owns 8,334,364 Shares consisting of (1) the 8,327,764 Shares beneficially owned by Gem Partners, Flat Rock and Advisors collectively and (2) an additional 6,600 Shares that he owns personally.

(v)       Collectively, the Reporting Persons beneficially own 8,334,364 Shares.

(b)	Percent of Class:

(i)       Gem Partners’ individual beneficial ownership of Shares represents 9.98% of all of the outstanding Shares of the Issuer.

(ii)      Flat Rock’s individual beneficial ownership of Shares represents 0.00% of all of the outstanding Shares of the Issuer.

(iii)     Advisors’ beneficial ownership of Shares represents 9.98% of all of the outstanding Shares of the Issuer.

(iv)     Mr. Lewis’s beneficial ownership of Shares represents 9.99% of all of the outstanding shares of the Issuer.

(v)      Collectively, the Reporting Persons’ beneficial ownership of Shares represents 9.99% of all the outstanding Shares of the Issuer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote: See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 10.	Certifications.

By signing below, the undersigned certifies to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2023

GEM PARTNERS, LP
By: Gem Investment Advisors, LLC, as General Partner

By: /s/ Daniel M. Lewis
Daniel M. Lewis, Managing Member

FLAT ROCK PARTNERS LP
By: Gem Investment Advisors, LLC, as General Partner

By: /s/ Daniel M. Lewis
Daniel M. Lewis, Managing Member

GEM INVESTMENT ADVISORS, LLC

By: /s/ Daniel M. Lewis
Daniel M. Lewis, Managing Member

/s/ Daniel M. Lewis
Daniel M. Lewis

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).